Exhibit 99.3

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                                                   PriceWaterhouseCoopers LLP
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                        Report of Independent Accountants

To the Board of Directors of
Chase Bank USA, National Association, Transferor and Servicer

We have examined management's assertion, included in the accompanying Management Report on Internal Control Over Processing and Reporting Relating to Securitized Automobile Financing Receivables, that Chase Bank USA, National Association (the "Bank"), as servicer of the Chase Manhattan Auto Owner Trust 2002-B, Chase Manhattan Auto Owner Trust 2003-A, Chase Manhattan Auto Owner Trust 2003-B, Chase Manhattan Auto Owner Trust 2003-C, Chase Manhattan Auto Owner Trust 2004-A, Chase Auto Owner Trust 2005-A, and the Chase Auto Owner Trust 2005-B (the "Chase Manhattan Auto Owner Trusts"), maintained effective internal control over processing and reporting relating to securitized automobile financing receivables for the 12 months ended December 31, 2005 in compliance with Sale and Servicing Agreements, dated January 1, 2003; May 22, 2003; July 25, 2003; December 9, 2003; March 4, 2004; May 26, 2005; and November 1, 2005 (as amended, supplemented or otherwise modified, the "Agreements"), based on criteria for effective internal control established in "Internal Control- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over processing and reporting relating to securitized automobile financing receivables. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over such processing and reporting relating to securitized automobile financing receivables, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of our inherent limitations in any internal control, misstatement due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over such processing and reporting relating to securitized automobile financing receivables to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the Chase Bank USA, National Association, as servicer of Chase Manhattan Auto Owner Trusts, maintained effective internal control over processing and reporting relating to securitized automobile financing receivables for the 12 months ended December 31, 2005 in compliance with the Agreements, is fairly stated, in all material aspects, based on the criteria for effective internal control established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/PriceWaterhouseCoopers LLP

March 30, 2006